August 16, 2010
Ms. Patsy Mengiste
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	RiverSource Bond Series, Inc. RiverSource Income Opportunities Fund Post-Effective Amendment No. 63 File No. 2-72174 / 811-3178
Dear Ms. Mengiste:
This letter responds to comments received by telephone on August 3, 2010 for the above-referenced Post-Effective Amendment (“Filing”). Comments and responses are outlined below:
Summary of the Fund

Comment 1.	Revise or delete the third paragraph under Fees and Expenses of the Fund in the Summary of the Fund section of the prospectus.

Response:	In lieu of revising, in this instance the third paragraph under Fees and Expenses of the Fund in the Summary of the Fund section of the prospectus will be deleted and this information will appear in the Service Section of the prospectus.
Service Section

Comment 2.	In the Comparison of the Share Classes table, it is not clear whether the funds branded Seligman and Threadneedle belong to the group identified as RiverSource funds.

Response:	The second sentence in the second paragraph under the Fund Family in the Choosing a Share Class section of the Service Section identifies funds defined as RiverSource funds:
“The RiverSource funds (including the Seligman and Threadneedle branded funds) are collectively referred to as the RiverSource funds.”

Comment 3.	It is not clear who is eligible to purchase Class C shares in the Class C Shares – Sales Charges section.

Response:	The discussion about Class C shares eligibility is presented in the table in the Comparison of the Share Classes section and later in the Buying Shares – Eligible Investors section where it is stated that Class C shares are available to the general public for investment.

Comment 4.	In the Reductions/Waivers of Sales Charges – Front-End Sales Charges Reductions section explain how the right of accumulation (ROA) and statement of intent to purchase additional shares (LOI) that currently exists for the funds branded RiverSource, Seligman and Threadneedle (“RiverSource Funds”) will be treated in the new Fund Family, which will include RiverSource and Columbia Funds.

Response:	Currently existing ROA and LOI for RiverSource Funds will be honored in the new Fund Family, which allows shareholders with current ROAs and/or LOIs to benefit, beginning September 7, 2010 from their holdings across Columbia, Columbia Acorn, RiverSource, Seligman and Threadneedle funds.

Comment 5.	The Non-12b-1 Service Fees – Class T Shareholder Service Fee section refers to the shareholder service fees, which may be charged for shareholder liaison services and administrative support services. Explain what is meant by “shareholder liaison services.”

Response:	“Shareholder liaison services” and the fees associated therewith are akin to the services and related fees contemplated by NASD Rule 2830.

Comment 6.	In the Small Account Policy – Class A, B, C, T and Z Share Accounts Minimum Balance Fee section, clearly state the reasons for the shareholder’s account to fall below the minimum investment requirement that will make it a subject to a $20 annual fee.

Response:	The first sentence of the above-referenced section will be revised to read as follows:

If the value of your Fund account (treating each account of the Fund you own separately from any other account of the Fund you may own) falls below the minimum initial investment requirement applicable to you for any reason, including as a result of market decline, your account generally will be subject to a $20 annual fee.
In connection with the above-referenced Filing, the Registrant hereby acknowledges the following:
The disclosures in the filing are the responsibility of the Registrant and the Registrant is fully responsible for the adequacy or accuracy of the disclosures in this filing. The Registrant represents to the Commission that comments made by the Commission, or the staff acting pursuant to delegated authority, or changes to disclosure in response to staff comments in the filing reviewed by the staff, do not foreclose the Commission from taking any action with respect to the filing, and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.
If you have any questions, please contact either me at (212) 850-1703 or Anna Butskaya at (612) 671-4993.
Sincerely,
/s/ Joseph L. D’Alessandro
Joseph L. D’Alessandro
Vice President and Group Counsel
Ameriprise Financial, Inc.